T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

March 3, 2010	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON ENTERS INTO AGREEMENT TO ACQUIRE 100% OF LAS MESAS
AU, AG, PB, ZN PROJECT FROM LA CUESTA INTERNATIONAL

Levon Resources Ltd. (“Levon”) (TSXV Symbol LVN.V) is pleased to announce that the company has entered in to an Agreement with La Cuesta International, Inc. (LCI) to acquire 100% of the Las Mesas gold-silver-lead-zinc project, Durango, Mexico.

Las Mesas covers 24,732 hectares of staked claims and is located near the small villages of  Peña and Ignacio Manuel Altamirano, about 43 kilometers south of Santa Maria del Oro.  The ground is near the well known mineral districts of Magistral del Oro and Indé, and is 45 km WNW of Silver Standard Resources’ Pitarrilla Project, Durango, Mexico.

LCI is the generative exploration company of Perry Durning and Bud Hillemeyer, exploration geologists in Mexico, who discovered Pitarrilla, Camino Rojo and many others over the last 16 years of their grassroots exploration.

Las Mesas was identified by LCI as part of a regional generative exploration program.  While conducting their regional work, LCI discovered unprospected alteration areas and mineralized outcrops that are interpreted as the surface expression of a mineralized hydrothermal system beneath the Upper Volcanic Sequence rhyolites of the region. Subsequent and independent of LCI’s field work, reinterpretation of the government aeromagnetic data by Fritz Geophysics indicated the presence of a large dike-like body intruded at depth along the Las Mesas fault.  Surface alteration and geochemically anomalous mineralization is controlled by major northwest-trending faults creating a series of half grabens in the Peña and Ignacio Manuel Altamirano area. The faults cut Neogene age rhyolite tuff (ignimbrite) and the grabens are locally sites of felsic domes and basalt volcanism.

LCI identified weak-to-moderate silicification and argillic alteration for over 8 km of strike along the footwall of the northwest-trending, regional Las Mesas fault zone. LCI interprets that the encouraging observations of alteration in the basal units of the Upper Volcanic Sequence rhyolite section may represent leakage from the waning stages of a robust mineral system  (perhaps related to buried felsic intrusions) entirely preserved at depth and covered by post-mineral rhyolites and basin-fill conglomerates.

The initial purpose of the agreement is to fund continued LCI prospecting of the zone, teamed up with Levon geologists to identify drill targets for large scale, high grade and/or bulk tonnage Au, Ag, Pb, Zn deposits.

Additional information is posted on the Levon website (www.levon.com).

“We are pleased that Perry and Bud considered Levon to advance their grassroots project.  We are looking forward to working with them in the field for our mutual success” comments Vic Chevillon, VP Exploration, Levon.

Lease Option Agreement:

The Lease Option to Purchase Agreement with LCI includes consulting service payments and staged, advanced royalty cash payments.  Also 50,000 shares of Levon stock will be transferred to LCI to proceed beyond August 1, 2011 or on initiation of drilling, whichever comes first.  Both companies have calibrated land payments to not be onerous, reflect the early exploration stage of the project and ensure maximum in ground exploration expenditures.  If the LCI 100% owned property proceeds through the discovery stage and a mine is developed, LCI retains a 1 % NSR.  Levon can purchase the property and the LCI NSR outright for a cash payment of USD$5,000,000.  If Levon terminates the project, all data and the property will be returned to LCI unencumbered.

Levon is in Mexico exploring the Cordero Porphyry Belt for bulk tonnage, Penasquito type Ag, Au, Zn, Pb deposits.  Two drills are currently turning at Cordero:

1)	Offset grid drilling around 2009 discovery hole C09-5 in the Pozo de Plata Diatreme also discovered in 2009.

2)	Exploration drilling in the:

a.	Dos Mil Diez diatreme Trench 2010-1 Au zone discovered 1.7 km to the SW in January, 2010 and

b.	The Cordero Volcanic Dome complex to the east of the C09-5 drill grid.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website:   www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.